November 7, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Comment Letter Dated October 7, 2008 File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated October 7, 2008 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) and the Quarterly Report on Form 10-Q for the period ended March 31, 2008 (the “2008 Form 10-Q”) of AmTrust Financial Services, Inc. (“AmTrust” or the “Company”).

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

Jim B. Rosenberg
Senior Assistant Chief Accountant
October 31, 2008

1.	Form 10-K for Fiscal Year Ended December 31, 2007; Cover Page

We note your response to our prior comment letter. Please provide to us in your response the aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2007 that you were required to disclose in the Form 10-K.

Response:

The aggregate market value of the voting stock held by non-affiliates of the registrant was $456.5 million based on the closing price per share of $18.79 on June 29, 2007, the last business day of the registrant’s second fiscal quarter of 2007.  The Company will include such amounts in future filings.

Jim B. Rosenberg
Senior Assistant Chief Accountant
October 31, 2008

2.	Form 10-K for Fiscal Year Ended December 31, 2007; Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Please refer to prior comment five. We continue to believe that results of operations disclosures should be consistent with how you present revenues and expenses in you statement of income. Please revise your disclosure here and in your discussion of segment results to discuss the reason for changes in each expense caption included in your aggregation of “Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expenses less Ceding Commission.” If you also feel discussion and analysis of the aggregation of these amounts is necessary for investors to understand changes in your net expense ratio, you may present it as well.

Response:

On a prospective basis, The Company’s disclosures in its management discussion and analysis will correspond with revenues and expenses as presented in the income statement. The Company believes that the disclosure of its revenue and expenses should enable investors to measure the efficiency of the Company’s operations. The expense ratio and not its individual components - “policy acquisition costs”, “salaries and benefits”, “other insurance general and administrative expense” - is one of the primary metrics for measuring efficiency. Article 7 of Regulation S-X. Regulation S-X 210.7-04 (7) states that underwriting, acquisition and insurance expenses are to be stated separately in the income statement or in a note thereto. Therefore, the Company believes that it may combine “policy acquisition costs”, “salaries and benefits” and “other insurance general and administrative expense” into one line item and break them out in a footnote disclosure.

Jim B. Rosenberg
Senior Assistant Chief Accountant
October 31, 2008

3.	Form 10-K for Fiscal Year Ended December 31, 2007; 2. Significant Accounting Policies Reinsurance, page F-10

Your response to prior comment seven did not explain your basis for recognizing $59.1 million as ceding commission income out of the $76.6 million of ceding commission received from Maiden. Also, this accounting treatment appears to be inconsistent with your accounting policy for commissions on business ceded. Please explain why you do not account for ceding commissions received from Maiden as a reduction of the related policy acquisition costs to be recognized through a reduction of the related policy acquisition costs to be recognized through a reduced amortization in future periods. Also, provide a description of your reinsurance accounting policy that includes your proposed new disclosure.

Response:

The Company records ceding commission based on ceded written premium in the subject period.  However, the Company recognizes income related to ceding commission based on earned premium ceded in the subject period.  The ceding commission in the amount of $76.6 million recorded by the Company correlates to the written premium ceded to Maiden in the period.  The ceding commission revenue in the amount of $59.1 million is pro-rated and correlates to the earned premium ceded to Maiden. The difference of $17.5 million was deferred as of December 31, 2007.

Ceding Commission Revenue from the Maiden Quota Share was not reflected as reduction of policy acquisition cost in its 2007 Form 10-K and quarterly report on 10-Q for the period ended March 31, 2008. The Company believed that the distinction between ceding commission related to the Maiden Quota Share and ceding commission related to the Company’s other third party reinsurance provides investors with useful information regarding the related party nature of Maiden and the effects of that relationship on the financial position of the Company, which would not be readily available if the Maiden ceding commission was not reported separately.

As Maiden is a related party, Regulation S-X 210.4-08(k) requires these amounts be identified and broken out on the face of the financial statements. Prior to the Maiden Quota Share, the Company retained virtually all of the primary risk on the insurance policies it wrote and used excess of loss reinsurance to limit its maximum exposure on any one loss. The Company recorded ceding commissions of only $3.7 million and $0.6 million as a reduction of policy acquisition expenses in its 2007 Form 10-K and quarterly report on 10-Q for the period ended March 31, 2008, respectively. Therefore, the classification of these amounts was immaterial to both the revenue line item “ceding commission” as a component of total revenues or the expense line item “policy acquisition expense” which was $74.2 million in 2007 and $18.3 million in the first quarter of 2008. Additionally, the Maiden Quota Share was a departure from the philosophy of excess of loss reinsurance in that it is a prospective quota-share treaty in which Maiden reinsures 40% of the risk on the associated subject premium within the Company’s retention. This is also evidenced by comparison in size of the commissions in 2007 of $59.1 million with Maiden and $3.7 million with all other reinsurers.

Jim B. Rosenberg
Senior Assistant Chief Accountant
October 31, 2008

Notwithstanding the foregoing, the Company acknowledges the commission’s comment and will prospectively combine both ceding commission received from its transactions with Maiden and ceding commission received from its other reinsurers into ceding commission as a component of total revenues. The Company will note in the financial statement caption that it is primarily from related party.

The Company’s description of its proposed revised accounting policy disclosures are as follows:

Ceding Commission Revenue

Commissions on reinsurance premiums ceded are earned in a manner consistent with the recognition of the costs of the reinsurance, generally on a pro-rata basis over the terms of the policies reinsured.

Reinsurance

Reinsurnace premiums, losses and LAE are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums eanred and losses incurred ceded to other companies have been recorded as a reduction of premium revenue and losses and LAE. Commissions allowed by resinsurers on business ceded have been accounted for as ceding commission revenue. Reinsurance recoverables are reported relating to the portion of reserves and paid losses and LAE that are ceded to other companies. The Company remains contingently liable for all loss payments, in the event of failure to collect from the reinsurer.

Jim B. Rosenberg
Senior Assistant Chief Accountant
October 31, 2008

4.	Form 10-K for Fiscal Year Ended December 31, 2007; Exhibits 31.1 and 31.2

Please refer to prior comment 10. We acknowledge that you have revised the certifications in your June 30, 2008 Form 10-Q. In your next response, please explain why you omitted this representation from the certifications filed with your Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008. Also, confirm to us that your certifying officers were responsible for establishing and maintaining internal control over financial reporting, as defined in Exchange Act Rules 13a-15 (f) and 15d - 15(f), during the periods ended on these dates.

Response:

The representation omitted from the Form 10-K ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008 occurred from a clerical oversight. The Company has tightened its review procedures to ensure this type of oversight is not repeated.

The Company confirms that its certifying officers, Messer’s Barry Zyskind and Ronald Pipoly were responsible for establishing and maintaining internal control over financial reporting, as defined in Exchange Act Rules 13a-15 (f) and 15d - 15(f), during periods ended on these dates.

Jim B. Rosenberg
Senior Assistant Chief Accountant
October 31, 2008

5.	Form 10-K for Fiscal Year Ended December 31, 2007; Notes to Unaudited Condensed Consolidated Financial Statement. 5. Fair Value; page 11

In responding to prior comment 11, you indicated that you have revised your disclosure in your June 30, 2008 Form 10-Q to remove references to the use of third party pricing services and fund managers in determining your fair value estimates. The Division of Corporate Finance recently sent a letter to certain public companies identifying a number of disclosure issues to consider in preparing Management’s Discussion and Analysis. A sample of that letter may be found our website at http://www.sec.gov/divisions/corpfin/guidnace/fairvaluetr0908.htm. The sub-bullets of the last main point of that letter describe information to consider when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management’s Discussion and Analysis. We believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act filing.

Response:

The Company is in receipt of the Commission’s letter and will consider as requested the points below in its Form 10-Q filing for the period ended September 30, 2008:

If you disclose that you use brokers or pricing services to assist you in determining fair values, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The nature and amounts you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

Jim B. Rosenberg
Senior Assistant Chief Accountant
October 31, 2008

•
The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy of the disclosure in the filings; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (212) 220-7122, Ronald E. Pipoly, Chief Financial Officer at (216) 328-6116 or Stephen Ungar, General Counsel at (646) 458-7913 if you require any further information.

Sincerely,

/s/ Barry D. Zyskind
Barry D. Zyskind
President and Chief Executive Officer